Item 1. Business

 (a) General Development Of Business

Royal  Palm  Beach  Colony,   Limited  Partnership  (the  "Partnership"  or  the
"Registrant") was organized under the Delaware Revised Uniform Limited Partnership Act. The Partnership is a successor to Royal Palm Beach Colony, Inc., (the "Predecessor Company") a Florida corporation organized in 1963. Pursuant to a Plan of Complete Liquidation (the "Plan"), the Predecessor Company transferred all of its assets, subject to all of its liabilities, to the Partnership in exchange for a number of partnership units ("Units") exactly equal to the number of shares of common stock of the Predecessor Company outstanding on July 11, 1985 (the "Effective Date").

On the Effective Date, the Units were distributed to the former holders of common stock of the Predecessor Company on the basis of one (1) Unit for each share of common stock of the Predecessor Company. The Partnership, as a successor to the Predecessor Company, has registered its Units under Section 12
(b) of the Securities Exchange Act of 1934. Under the Amended Agreement of Limited Partnership of the Registrant, the term of the Partnership expires
December 31, 2005, unless extended by vote of a majority of the partnership units. Trading in Partnership Units The Units are currently trading over-the-counter under the symbol "RPAMZ."

Results of Liquidation Activities

The Partnership's principal business has been to operate, manage and dispose of the assets which were transferred to it on the Effective Date by the Predecessor Company. Since the Effective Date of the Predecessor Company's liquidation, the Partnership has engaged in a program of asset disposition resulting in the sale of assets for an aggregate gross consideration of $77,878,215.

As of December 30, 1999, the Partnership had distributed an aggregate of $31,398,752, or $7.00 per Unit, to the general and limited partners, including $2,242,752, or $0.50 per Unit which was distributed in October 1999. See Item 5
- Market for the Registrant's Common Equity and Related Stockholder Matters "Prior Distributions." As of December 30, 1999, the Partnership's remaining assets consisted principally of:

         (1) a 50% interest in 3.2 acres of commercial property in the "Crestwood" tract in the Village of Royal Palm Beach under option for sale for a price which would generate gross proceeds to the Partnership of approximately $250,000;

         (2) 45 residential lots in the Crestwood single family tract reacquired in 1999 as a result of the Partnership's acceptance of a deed in lieu offoreclosure, and currently under contract for sale (subject to certain contingencies) for gross proceeds of $1,316,250;

         (3) a tract of 4.54 acres in the Village zoned for approximately 84 multi-family residential units, currently under a contract of sale for gross proceeds of $350,000, the closing of which is subject to several contingencies;

         (4) 162 lots in the vicinity of the Village of Royal Palm Beach zoned for residential use but presently the subject of litigation as to the availability of building permits; and

         (5) a tract of approximately 22 acres in the Crestwood multi-family tract currently under contract of sale for $1,870,000, the closing of which is subject to numerous contingencies.

Factors Affecting Future Operations and Distributions

The availability of cash for distribution in the future will depend upon a variety of factors not currently determinable.

Management has now substantially completed the development and sale of most of the Partnership's remaining land in Palm Beach County. After a number of years in which cash was not available for distribution as a result of the need to expend substantial sums to develop its properties in order to enhance ultimate sale values, a distribution of $2,242,752, or $0.50 per Unit, was made in October, 1999. See Item 2 - "Development and Sale of Residential Lots;" and Item 7 -- "Management Discussion and Analysis of Financial Condition -- Liquidity and Capital Resources." Although additional portions of the Partnership's remaining properties are under contract of sale, and the Partnership expects to receive future collections of contingent receivables relating to a prior sale of a utility plant, it is currently uncertain when additional cash will become available for distribution. See Item 2 -- Properties, for a discussion of other sources of and anticipated timing of the receipt of revenue which will affect future distributions.

(b) Financial Information About Industry Segments

 Not applicable.

(c) Narrative Description Of The Business

Regulation

Development and sales operations of the Partnership or by potential purchasers of real estate from the Partnership have been subject to regulation by a number of local, state and federal agencies concerning the nature and extent of improvements, and compliance with zoning regulations, building codes, health requirements and environmental protection. The Partnership believes that it has been in substantial compliance with all such laws and regulations which affect its properties and that it has developed the properties to the extent required by contract or law. If such laws or regulations are amended, in particular those concerning environmental protection, the cost of compliance could be increased. Reference is made to the discussion concerning the impact of land use regulatory issues affecting salability of certain properties remaining in Palm Beach County in Item 2 -- Properties -- "Acreage in the Vicinity of the Village."

Competition

The real estate business conducted by the Partnership is highly competitive. The Partnership's sales of its remaining land will compete with surrounding developments,  and  with  owners  of  tracts  of  land  in the  area  of all its properties.  There  are  substantial  tracts  of  vacant  land  and  land  under development in the general area of most of the Partnership's remaining real estate. These competitive considerations could affect the decisions of potential purchasers of the Partnership's remaining properties. The Partnership has historically marketed its properties through direct mail advertising to major brokers and developers, advertisements in major regional newspapers and direct contacts between officers of the Managing General Partner and real estate developers and brokers. The Partnership is currently marketing its remaining properties through local real estate brokers, including RTL Realty, of which Randy Rieger is a partner. Mr. Rieger served as interim Vice President and Chief Operating Officer of the Partnership's managing general partner between September 1995 and February 1996. Mr. Rieger currently provides services as an independent consultant to the Partnership for management services in addition to ongoing brokerage services.

See Item 13 -- "Certain Relationships and Related Transactions."

Impact of General Economic Conditions

The development and sale of real estate occurs within a historically cyclical market, and is significantly influenced by general economic conditions. Sales of housing units and sales of tracts to builders are particularly affected by the costs and availability of mortgage financing and the rise and fall of interest rates in general.. If significant interest rate increases occur in the future, the real estate market could suffer as a result.

Personnel:

As of December 30, 1999, Stein Management Company, Inc. ("Steinco")the Managing General Partner, employed 1 person, who acts as an administrator of its books and records. The balance of the Partnership's affairs are carried out by independent brokers, contractors and other consultants under the direction of the Board of Directors of Steinco. See Item 10.

Office Facilities:

The Partnership's executive headquarters are located at 2501 S. Ocean Drive, Hollywood, Florida 33019. The premises are owned by an affiliate of Hasam Realty Limited Partnership ("Hasam L.P."), a general partner of the Partnership, and are being made available to the Partnership as an accommodation without charge.

Item 2. Properties

Palm Beach County, Florida

The Company originally owned approximately 26,000 acres in Palm Beach County, in southeastern Florida, approximately 4,200 of which were located within the Village. The Village of Royal Palm Beach The Village, an incorporated municipality, is approximately eight miles from the Palm Beach International Airport and eleven miles west of Palm Beach. Two major area highways, Southern Boulevard and Okeechobee Road, lead directly from Palm Beach through West Palm Beach to the Village. The Village has a population of approximately 16,000 and is primarily residential. The Village has been developed in accordance with a master plan and includes schools, shopping facilities, community recreation areas, and its own police and fire departments.

The Crestwood Tract

 Although the Partnership had previously sold nearly all of its land in the Village, it reacquired in 1992, through foreclosure of a defaulted purchase money mortgage, the 165 acre Crestwood Tract of undeveloped land in the Village. When reacquired, the Crestwood Tract was zoned and preliminary approval had been obtained for the development of 172 single-family homesites (the "Single Family Tract") and 625 multi-family units. The Crestwood Tract is bisected by a principal Village road and has access to all utilities, but was otherwise undeveloped with the exception of the existence of portions of a drainage system. Through December 30, 1999, all of the Crestwood Tract had been sold with the exception of the commercial land described below, and a tract intended for mutli-family residential construction described in item I
 (5)above. However, during 1999, a mortgage obligor defaulted under a non-recourse purchase money mortgage securing a remaining principal balance due of $1,298,500 secured by 45 residential lots in the Crestwood single family tract. The Partnership accepted a deed in lieu of foreclosure in respect of this property in October, 1999 and has contracted for its resale for gross proceeds of $1,316,250. This sale, which is subject to the satisfaction of certain conditions, is expected to close in February, 2000.
Commercial Land within the Crestwood Tract

In order to enhance the market value of the Crestwood Tract, the Partnership obtained the rezoning of an approximately 14 acre portion of the Crestwood Tract previously zoned for multi-family housing to permit the Partnership to develop a 14 acre shopping center site. The Partnership received site-plan approval in mid-1996. The Partnership has executed an agreement to sell the entire 14 acre portion to an unaffiliated shopping center developer ("Purchaser") in two phases.

The closing on the first phase of the Commercial Site, consisting of a 11.8-acre shopping center site, occurred in February, 1997, resulting in gross proceeds of approximately $1,538,757.

The second phase consists of two additional parcels in the 14 acre portion rezoned as described above, which adjoin the shopping center site. As to such parcels, the Partnership has agreed to accord an option to the Purchaser to acquire the parcels, with the price to be paid dependent on the terms upon which the Purchaser leases or sells such parcels to an unaffiliated third party. In such event the Purchaser will pay to the Partnership, (i) in the event of a lease, a sum equal to the five times the average annual rental under the lease, and (ii) in the event of a sale, 50% of the net proceeds of the sale; provided that the Partnership is not required to accept less than $3.50 per square foot. The Partnership and the Purchaser have entered into a contract to sell an additional 1.6 acres adjoining the above-described 14 acre shopping center site for a gross purchase price to the Partnership of approximately $120,000. The purchaser is presently preparing to seek the appropriate approvals from the Village and anticipates approvals by June of 2000.

Residential Lots Within the Crestwood Tract

         As a result of management's decision to develop portions of the Crestwood Tract, the Partnership replanned the configuration of the entire tract. The project included a redesign of the Single Family Tract, and the Partnership received final plat approval to increase to 198 the number of residential lots for development for single family use (hereinafter the "Residential Tract"). "Development," as such term is applied to single-family lots, entails the completion of all necessary zoning, land use, environmental and other regulatory procedures, the installation of roads and utility connections to each lot and the provision of drainage facilities.

         Between 1995 and 1997, the Partnership completed the off-site and on-site improvements required for the development of the 198 lots in the Residential Tract. Through December 30, 1999, the Partnership had sold all of the 198 lots in the Residential Tract but had reacquired 45 such lots upon foreclosure in October,1 999.Such dispositions (including forfeited deposits and payments under such foreclosed mortgage) resulted in gross proceeds to the Partnership of approximately $5,855,000 and net cash proceeds of $1,016,000 after mandatory loan reduction and brokerage commissions and other closing costs. Of the foregoing, during the 1999 fiscal year only, the Partnership conveyed a total of 54 lots for aggregate gross proceeds of $1,688,000 and net cash proceeds, after mandatory loan reductions of $20,000 per lot and brokerage commissions and other closing costs, of $734,000.

         In August 1999 the Partnership sold a substantial part of the remainder of the multi-family zoned land (comprising approximately 26 acres) for $2,225,000 in gross proceeds, and approximately $1,886,000 in net proceeds after costs of sale. Previously, in November 1998, the Partnership sold 7.7 acres for net proceeds of $288,000.

Other Acreage Within the Village

In March, 1993 the Partnership reacquired a separate tract of 4.54 acres in the Village by accepting a deed in lieu of foreclosure on a mortgage with a principal balance of $300,000 (See Item 7 --"Foreclosure Transactions"). This parcel is bordered by a golf course and a principal Village road, is zoned for approximately 80 multi-family residential units and is being offered for sale in its present state without further development. This land is under a contract for sale for $350,000 and closing of this sale is expected in June of 2000, subject to numerous contingencies and conditions.

Utility Contingent Receivable

In 1983 the Partnership's Predecessor Company sold to the Village of Royal Palm Beach a water and sewage treatment system servicing the Village. Pursuant to the agreement of sale ("Utility Contract"), the Predecessor company received $2,510,000 on closing, and was entitled to future payments to a maximum of $10,900,000 as future connections, measured by consumption increases, were made to the system over a period ending August, 2001. As of September 30, 1999, $4,623,000 had not been received. The Utility Contract also provided for contingent extension periods aggregating not more than three additional years to compensate for possible future governmental building moratoriums or water use restrictions. The Partnership's consultants have advised it that the term has been extended through 2003 as a result of water usage restrictions imposed by the South Florida Water Management District in 1990 and 1991 and moratorium actions taken by the Village of Royal Palm Beach in 1985 and 1986. The Utility Contract also calls for payments to the Partnership equal to 25% of any "Guaranteed Revenues" (payment by developers to secure guaranteed allocations of plant capacity) collected by the Village to a maximum payment of $500,000, of which $314,000 was received through September,1999.

To date, the Partnership has received the following Utility Contract payments:

Fiscal Year Ended          Amount Received Based On
September 30               Consumption      Guaranteed Amounts
------------               -----------      ------------------
1984                       $ 919,000
1985                         830,000
1986                         637,000
1987                         859,000
1988                         240,000            $30,000
1989                         761,000             45,000
1990                              -0-            35,000
1991                         293,000             21,000
1992                         357,000             37,000
1993                         168,000             47,000
1994                          58,000             27,000
1995                         413,000             20,000
1996                         108,000             19,000
1997                         207,000             22,000
1998                         427,000             11,000
                             -------             ------
Total                     $6,277,000           $314,000

* The Partnership is also entitled to receive approximately $379,000 in January, 2000 in respect of 1999.

The Utility Contract with extensions management believes have already accumulated will expire in 2003, subject to extensions of up to one additional year. The ability of the Partnership to realize the maximum price is dependent upon the rate at which the population in the Village grows, and levels of water consumption which in turn depends upon economic, social and climatic factors which cannot be predicted. Historically, water consumption tends to increase based upon increases in population. During most of fiscal 1990, however, due to drought conditions existing in most Southern Florida, the South Florida Water Management District imposed mandatory water usage restrictions. The imposition of these restrictions resulted in a decrease in aggregate water consumption in the area from which the Partnership's receipts are projected while population was increasing. It is considered extremely unlikely that the rate of new construction or water consumption in such area will be sufficient to enable the Partnership to receive the maximum remaining $4,623,000 in contingent payments under the Utility Contract prior to the expiration of the contingent payment term.

Acreage in the Vicinity of the Village

Substantially all of the property previously owned by the Predecessor Company in Palm Beach County outside of the Village limits, originally aggregating approximately 23,800 acres, was sold under the Predecessor Company's retail installment sales program, which terminated prior to the inception of the Partnership. The Partnership currently retains one tract in the vicinity of the Village.

The tract originally consisted of 208 one-acre lots located approximately eight miles northwest of the Village. These lots have been improved with graded unpaved access roads and drainage facilities. One lot from this tract was sold during 1996 for $12,000, 36 were sold in 1997 for $190,188, and 9 were sold in 1999 for $48,155, leaving a balance of 162 lots.

The timing of future sales of the land discussed above, the manner in which the land may be developed and therefore the ultimate realizable prices for this land are dependent upon a complex and interrelated number of factors arising out of governmental regulations concerning permissible land use.

All of such lots are subject to numerous governmental regulations under which new development may not be permitted unless adequate public facilities (such as roads and drainage) must be in place concurrently with the impacts of such development. The Indian Trail Improvement District (formerly known as the Indian Trail Water Control District) prepared a drainage plan which would result in an exemption for such lots from further compliance with such concurrency requirements and would allow the issuance of building permits for single-family residences on such lots. Such plan was opposed by other governmental agencies, however, and the Palm Beach County Health Department originally denied an application for septic tank permits, due to inadequate drainage.

Following the institution of administrative proceedings to compel the issuance of septic tank permits, the Partnership was successful in obtaining approval for such permits for 3 of the 4 lots for which application was made; the 4th lot was wetland and required additional mitigation. However, the South Florida Water Management District has refused to permit development to proceed, and the Partnership is currently engaged in administrative proceedings to set aside such refusal. Numerous additional permits are required before building can be commenced, and there is no assurance that all of such permits can be obtained.

The Partnership believes that should it eventually succeed in obtaining all the necessary permits for at least some of the lots, this would substantially increase the value of such lots and that the aggregate realizable value of all such lots will substantially exceed their book value of $561,374. Should the Partnership be unsuccessful in overturning the administrative denial of septic tank permits, the Partnership may elect to pursue other legal remedies, including a possible claim for "inverse condemnation." There can be no assurance that any such litigation would be successful.

Another tract, consisting of approximately 470 acres, and which contained a significant amount of wetlands, was sold in August, 1999 for approximately $1,350,000 to the Nature Conservancy on behalf of Palm Beach County. The aforesaid amount does not include approximately $345,600 of "mitigation credits" granted to the Partnership in connection which such transaction which increased the value of two other tracts of land held by the Partnership, one of which was sold in August of 1999.

Another tract in the vicinity of the Village the Partnership previously held a involved a disputed claim to approximately 24 acres of undeveloped land. This claim had not originally been accorded value on the Partnership's balance sheet and was considered to have little or no value. During 1994, in connection with the resolution of this claim with adjoining land owners, and in order to give value to such claim, the Partnership relinquished a portion of its claim, acquired five adjoining acres for $141,879, and executed a joint development agreement with one of such adjoining landowners relating to the Partnership's acreage and such landowner's acreage (comprising approximately 22 acres in the aggregate of which the Partnership now owns approximately 12 acres). The Partnership and the joint developer thereafter entered into an agreement to sell the entire combined parcel. After several closing extensions required in order to obtain various governmental agency approvals, this parcel was sold in April 1999 for gross proceeds of $968,000 and net cash proceeds after commissions and expenses of $833,000.